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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 001-14481


                       TELE LESTE CELLULAR HOLDING COMPANY
                 (Translation of registrant's name into English)

                        Av. Silveira Martins 1036, Cabula
                         41150-000 Salvador, BA, Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X          Form 40-F  ___
                            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes  ___                No      X
                                                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes  ___                No      X
                                                   ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes  ___                No      X
                                                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               -----

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                       TELE LESTE CELLULAR HOLDING COMPANY

                                TABLE OF CONTENTS


     Item
   --------

      1. Press Release entitled "Tele Leste Celular Participacoes S.A. Announces Consolidated Financial Pesults for the 4/th/ Quarter 2002" dated February 17, 2003.

                                                                          [LOGO]

TELE LESTE CELULAR PARTICIPACOES S.A.

Announces Consolidated Financial Results for the 4th Quarter 2002
--------------------------------------------------------------------------------

Press Release, February 17, 2003  (56 pages)

For more information, please contact:

Nilson Guimaraes
TELE LESTE CELULAR PARTICIPACOES S.A., BA, Brazil
Tel. :     (55-11) 387-7610
Fax :      (55-11) 387-7602
E-mail:    nilson.guimaraes@telebahiacelular.com.br
URL:       www.telebahiacelular.com.br

(Salvador - Brazil), (February 17, 2003) The administration of TELE LESTE CELULAR PARTICIPACOES S.A. (NYSE: TBE; BOVESPA: TLCP) today announced its consolidated financial results for the 4th quarter ended December 31, 2002 stated in nominal reais and in accordance with the Brazilian Corporate Law # 6,404 of December 15, 1976 and modified by Law # 9,457 of May 5, 1997 and Law
10.303 of October 31, 2001.

MAIN CONSOLIDATED FIGURES

                                              Consolidado-Acumulado

Unaudited Figures in R$ million                 Dec-02      Dec-01    Variacao

Net Operating Income                              431         386        11.7%
EBITDA                                            132         124         6.2%
EBITDA Margin (%)                                30.5        32.1     -1.6p.p.
Operating income                                   -4           9      -142.2%
Results before taxes and participations            -5           9      -163.8%
Net result                                         -5           6      -184.8%

Capital Stock (in billion shares)               479.4       479.4         0.0%
EPS (000)                                       -0.01        0.01      -184.8%

Cellular lines in service (000)                   973         822        18.4%
Number of clients - contract (000)                300         323        -7.1%
Number of clients - pre-paid (000)                673         499        34.9%

Digitalization (%)                               84.0        73.0    11.0p.p.

1 - Preliminary Considerations

Since its privatization, the cellular telephony sector has experienced a sustained growth in Brazil. Tele Leste Celular continues to stand out as the market leader in a region where the estimated penetration levels have reached 10.6% as of December 2002. This region represents 6.9% of the total area of the Brazilian territory and has 15.1 million inhabitants. The Company covers 30.6% of the municipalities in the region and has achieved the high digitalization level of 84% of its customer base through using the CDMA technology.

Tele Leste Celular has focused its efforts on expanding and modernizing its network and in providing an increasingly wide range of services and high quality levels thus preparing the Company, both administratively and commercially, to the new competitive environment.

Within this framework, the Company launched during the year the following services: "Controle de Consumo" (Consumption Control) aimed at the clients of Top plans (contract), providing information about the consumption of the client, either by request, through previous programming, or when a fixed value is reached; Torpedo News that sends information about the economy, sports, financial indicators, horoscopes, and many others, by using SMS messages; and "Emocion Bip" service that warns the client through a sound alert when the client receives an e-mail, an e-card, or is invited to join a chat room. The Company will continue to prioritize the development of value added services like WAP and SMS by constantly adding more contents and thus increasing the transit of messages.

During the year 2002, management has implemented a growth model prioritizing the profitability of the operations. The Company is centering its efforts on customer loyalty. In that sense and in order to complement the loyalty program based on points and advantages "Mundo de Vantagens MoviStar Top", the Company launched the Favorites Program, aimed at clients enrolled in contract and pre-paid plans, offering 50% off in the calls up to 5 cellphones of the Company, previously registered.

A new service channel, "Atendimento Virtual" (Virtual Customer Service),was created to make clients' life easier . The "service is a web channel capable of providing services that were previously provided only in stores or using the 1404.

The marketing strategy during the year secured our market leadership position. Tele Leste Celular ended the year with 61% of estimated market share.

In December, the operating companies of Tele Leste Celular migrated to the SMP - Personal Mobile Service. During the same month, the shares owned by PT Movies - Servicos de Telecomunicacoes, SGPS and Telefonica Moviles, S.A. were transferred to Brasilcel N.V. This new company has now direct and indirect ownership in Tele Leste Celular, Tele Sudeste Celular Participacoes S.A., Celular CRT Participacoes S.A., Telesp Celular Participacoes and Global Telecom S.A., constituting a Joint Venture shared by Portugal Telecom and Telefonica Moviles. Therefore, the Company becomes part of a group with more than 13.7 million of subscribers operating in regions with a potential market of more than 94 million inhabitants, representing more than 70% of the Brazilian GDP.

Taking into consideration the high volatility of the exchange rate in 2002 and the fact that 100% of Tele Leste Celular's debt is denominated in foreign currency, the hedging policy resulted in net financial expenses below the variation of the CDI within the period. This positive result has proven the correctness of the adopted hedging policy, as the Company was not affected by the variation of the exchange rate.

2 - Business Performance

Tele Leste Celular registered an expansion of 18.4% in the subscriber base during the year 2002.

--------------------------------------------------------------------------------
Operating Summary                                           TOTAL
                                          --------------------------------------
                                             2002           2001      Change (%)
--------------------------------------------------------------------------------
Network digitalization (%)                    84%            73%       1100 b.p.
--------------------------------------------------------------------------------
Subscribers - Total (thousand)               973            822        18.4
--------------------------------------------------------------------------------
Subscribers - Contract (thousand)            300            323        -7.1
--------------------------------------------------------------------------------
Subscribers - Pre-paid (thousand)            673            499        34.9
--------------------------------------------------------------------------------
Regional penetration (%)                    10.6%           8.9%      1700 b.p.
--------------------------------------------------------------------------------
Number of employees                          494            534        -7.5
--------------------------------------------------------------------------------
Sale's points                                348            353        -1.4
--------------------------------------------------------------------------------

                                     [GRAPH]

In order to provide a better service to its 973,000 subscribers, of which 300,000 and 673,000 belong to the contract and pre-paid systems respectively, the Company launched several new services. Among such services, the most significant are:

Torpedo News: The Company sends information as selected by the client about the economy, sports, financial indicators, horoscopes, and many others, through SMS messages.

On Line Elections: Information update of 2002 elections by SMS and WAP.

Torpedo World Cup Picks "Bolao da Copa": Update of 2002 soccer world cup by SMS and WAP and the realization of bets by SMS with prizes to costumers that had the best forecasts on the matches results.

Torpedo "Vestibular": Information of the results of the exams of the main Universities of Bahia and Sergipe (in agreement with Consultec).

Mobile Office: wireless application for personal information management that provides access to corporate content and applications using the mobile handset.

Group of minutes: Free minutes package to corporate clients to be used within the group of selected users.

Consumption Control (*333): Consumption limit on request, enabling the client to receive information about consumption, by using SMS. The consumption involves total calls, access to voice mail, access to e-mocion, and Torpedo messages sent within the concession area of the Company.

Instant Messager: Available with the package campaign "Coisa", during Christmas. This service provides access to ICQ using the cellphone.

Additionally, the Company started to offer roaming to Korea and Japan before the World Cup. In Korea, the client used the same handset, only requiring the programming of the international ID number. In Japan, the client needed a new handset.

Through several partnerships, the Company offered interactivity between cellular telephony and television, by a matched media with the reality shows. The client is able to vote and receive news about the shows on its cellphone. The service opened a new horizon of partnerships with the participation in "Big Brother Brasil" 1 and "Casa dos Artistas" 2 and 3.

The Company's clients won another option of contract plan with the launch of MoviStar Top 25. This package offered 20 minutes of calls to telephones within the operator's region for a monthly payment of R$ 25.00. The plan can be activated by switching from the pre-paid service to the contract service without needing a number change. Furthermore, it enables to send SMS message to the cellphones of other operators.

In order to complement the loyalty program of points and advantages "Mundo de Vantagens MoviStar Top", the Company launched the Favorites Program that establishes a network of calls. The client registers up to 5 cellphones of the Company, receiving 50% off in the calls to those numbers, either at peak or off-peak hours.

Throughout the year, the Company used the Internet as an important support to all its marketing campaigns. Several applications were added to the virtual channel (web) improving its quality and service coverage. With this channel, the client is able to receive services and get information about his/her line and last bills, install new mobile services launched during the year such as favorites program, consumption control, "Torpedo" News and "Torpedo Vestibular". The client can also easily request on line the automatic payment of service bills.

During 2002, the company sponsored several events directed to the Top costumers such as lotteries, contests that awarded clients with free tickets to music concerts, theater plays, and movies. Moreover, in order to improve awareness of the companies' services, several special "hot-sites" were implemented to support campaigns such as "Torpedo Bolao da Copa", Big Brother Brazil, "Torpedo Vestibular" and "Coisa".

In the last year, Tele Leste Celular's operating subsidiaries, Telebahia Celular S.A. and Telergipe Celular S.A., were awarded for the quality, excellence and recognition of its services. Telebahia Celular received 5 Top Web awards in the State of Bahia in the categories of On Line Services and E-commerce, winning both popular and specialists' elections. Moreover, Telebahia Celular received the Grand Prix of best web site of the State of Bahia in 2002 and one of the best in the country. Finally, Telergipe Celular received for the third time the award of Company of the year, and for second consecutive time has won the Top of Mind award in the State of Sergipe.

In order to guarantee the expansion of services in accordance with the standards required by our customers, the Company has taken an active quality control policy. In 1999, the Call Center received ISO 9002 certification. In 2000, ISO 9001 certification was extended to other areas of the operating companies such as: Product and Service Development; Customer Service; Company Store Sales; Sales via Indirect Channels; Corporate Sales; Logistics; Collections; Network Operation, Optimization and Network Maintenance; Maintenance of Systems; Customer Billing and Procurement. The Company is continuously working to be certified in the rest of its operational areas.

The Company currently owns 19 stores and kiosks. In addition, it has an efficient network of exclusive accredited representatives with 329 sales points where Company services and handsets are offered. Pre-paid magnetic calling cards can be found not only in the Company's own stores and accredited representatives but also in more than 4,216 sales points, which are not necessarily exclusive. These include points such outlets as gasoline stations and post offices. The pre-paid credit may also be replenished in several branches of the following banks: Banco Itau, Bradesco, Banco do Brasil, Banerj, Unibanco and Caixa Economica Federal (including lottery stands).

3 - Regulatory Aspects

The two operating companies, Telebahia Celular S.A. and Telergipe Celular S.A., are in compliance with all the performance targets required by Anatel's plan - Agencia Nacional de Telecomunicacoes - the telecommunication regulator in Brazil.

Meanwhile, according to the migration to the SMP, signed in December 2002, the companies will have to comply with the new rules regarding Quality Standards. The deadline to adjust the systems to include the multi-carrier system for inter-regional, inter-state and international calls expires on May 31, 2003.

In 2002, within the area of operation of the Company, two operators have started to operate in the band D and the band E.

4 - Comment on the Economic Environment

The year 2002 was affected by a large volatility in the markets, caused by adverse international conditions and uncertainties regarding the internal political scenario. This negative environment has begun to fade away during the last quarter of the year.

In the international front, a group of factors led investors and the financial community to adopt a more conservative stand, which negatively affected the influx of hard currency to Brazil. Such factors were: 1) a slowdown in the global economic growth, started in 2001; 2) declines in valuations in the major stock exchanges; 3) a lack of confidence in Corporate America; and 4) the economic crisis in Argentina, which served as a basis to wrong analogies with Brazil.

In the internal front, 1) the increase in the public debt; 2) the low commercial surpluses registered until the beginning of the year; and 3) the uncertainties about the results of the elections and the policies that would be adopted by the Lula administration, reinforced the negative movement of lack of confidence.

These external and internal events caused the availability of international credit for Brazil to sharply fall in the 2nd semester of 2002, and put pressure on the exchange rate, that reached levels of around R$3.96 per US$1, even though it dropped to R$ 3.53 by December 31, 2002.

The exchange rate continued to improve reaching levels of about R$3.30 per US$1 in the first weeks of January 2003.

The strong exchange rate fluctuation resulted in an increase in inflation registered by the IPCA (Consumer Price Index), that reached 12.5% in 2002, compared with the 7.7% in 2001.

This increase in inflation encouraged the Central Bank to raise interest rates throughout the year, from the 19% in January to 25% by year's end.

In this adverse scenario, the Company estimates a GDP growth of about 1.5% for 2002, in line with the low growth levels registered in 2001.

Within this deteriorated environment however, some important advances were made signaling the possibility of an economic performance in 2003 better than in 2002.

The surplus in the trade balance jumped from US$ 2.6 billion in 2001 to US$ 13.1 billion in 2002 and the trend indicates that it will be higher in 2003.

The monthly inflation indicators, which reached the highest values in November 2002, started to fall in December and in the beginning of 2003.

The public debt fell, from the record level of 63.6% of the GDP reached in September 2002 (due to the excessive levels of devaluation during that period), to 57.5% of the GDP in November 2002, while the exchange rate was retreating.

Finally, the first signs given by the new government about the adoption of the monetary policy contributed for a progressive dismissal of uncertainties, since the fiscal austerity policy was reaffirmed as well as the continuity of the inflation goals and the floating exchange rate regime.

This group of positive factors creates the possibility for the Brazilian economy to gradually accelerate its growth rate leading to a scenario with more financial stability in 2003.

In October 2002, Mr. Lula, candidate of the opposition, was elected as President of Brazil. In the months that followed and in the beginning of 2003, contradicting the environment of uncertainties that ruled prior to the presidential elections, Brazil completed, from the institutional point of view, a well-succeeded transition, , from a party that ruled the country during eight years to a politic opposition party that had never attained the Federal ruling power.

The institutional stability was proven by the country through the transition procedures as well as the smooth and efficiency of the democratic process. That process was enabled by the teamwork of two technical teams from the old and the new parties who worked together during the two months prior to the transfer of powers. That is certainly a positive sign and contributed to restore confidence in the financial markets and to appreciate the exchange rate in the end of 2002.

5 - Economic and Financial Aspects

--------------------------------------------------------------------------------
In thousands of reais                     2002           2001         Change (%)
--------------------------------------------------------------------------------
Net operating revenue                     431,395        386,299         11.7
--------------------------------------------------------------------------------
EBITDA                                    131,748        124,036          6.2
--------------------------------------------------------------------------------
Net profit                                 (5,107)         6,020       -184.8
--------------------------------------------------------------------------------
Dividends                                       -         11,979            -
--------------------------------------------------------------------------------
Total assets                              958,014        861,470         11.2
--------------------------------------------------------------------------------
Shareholders' equity                      443,011        445,519         -0.6
--------------------------------------------------------------------------------
Financial indebtedness                    369,556        286,253         29.1
--------------------------------------------------------------------------------

Operating Revenue

Gross revenue from services increased by 10.5% in 2002 in relation to 2001 going from R$466.9 million to R$516.0 million, mainly due to an increase in the costumers' base.

Accumulated net operating revenue in 2002 (R$ 431.4 million) increased by 11.7% over the previous year (R$ 386.3 million), due to the increase in the client base that resulted in traffic and data transmission growth, yet partially offset by lower ARPU.

                                    [GRAPH]

EBITDA

EBITDA was R$ 131.7 million, a 30.5% EBITDA margin, including the sale of handsets.

                                    [GRAPH]

Net Result

In 2002, the Company implemented programs aimed at controlling costs and increasing revenues. Nonetheless, greater competition in the market resulted in higher subsidies to handsets and other expenses related to a more aggressive marketing strategy. The combination of these two factors resulted in a net loss of R$5.1 million in 2002.

                                Net Profit/(Loss)

                                 6.0
      R$ million  6
                  4            [GRAPH]
                  2
                  0              2001                   2002
                 -2
                 -4                                    [GRAPH]
                 -6
                                                        (5.1)

Investment in Subsidiaries

Figures in thousands of reais                                 Telebahia      Telergipe
                                                             Celular S.A.   Celular S.A.       Total
                                                             ------------   ------------    -----------
Balances as of December 31, 2000                                  396,389         36,338        432,727
Equity pick-up in 2002                                              4,727          1,480          6,207
Effects of pension plan adjustments in subsidiaries                  (171)          (277)          (448)
                                                             ------------   ------------    -----------
Balances as of December 31, 2001                                  400,945         37,541        438,486
       Equity pick-up
            Income in 2002                                         (7,713)         2,932         (4,781)
            Interest on capital and reverted dividends on
              subsidiaries                                            315            173            488
       Donation of equipments received from subsidiaries              416              -            416
                                                             ------------   ------------    -----------
Balances as of December 31, 2002                                  393,963         40,646        434,609
                                                             ============   ============    ===========

Ownership of Subsidiaries

                                                                  2002                           2001
                                                       ---------------------------    ---------------------------
Figures in thousands of reais                           Telebahia      Telergipe       Telebahia      Telergipe
                                                       Celular S.A.   Celular S.A.    Celular S.A.   Celular S.A.
                                                       ------------   ------------    ------------   ------------
Shareholder's Equity                                        393.963         40.646         400.945         37.541
Book value of shares (lot of 1,000) - R$                      21,89          40,20           22,28          37,13
Net profit of the fiscal year                                (7.713)         2.932           4.727          1.480
Percentage of ownership                                         100%           100%            100%           100%
Result of equity method                                      (7.713)         2.932           4.727          1.480
Book value of investments                                   393.963         40.646         400.945         37.541

Summary of the Financial Statements of Subsidiaries

Figures in thousands of reais                            Telebahia Celular S.A.         Telergipe Celular S.A.
                                                       ---------------------------    ---------------------------
                                                           2002           2001            2002          2001
                                                       ------------   ------------    ------------   ------------
Statement of net profit / (loss):
     Net operating revenues                                 357,387        320,458          82,715         68,329
     Gross income                                           450,039        150,226          39,212         34,305
     Operating result                                        (8,553)         7,162           5,094          2,152
     Net income / (loss)                                     (7,713)         4,727           2,932          1,480
                                                       ============   ============    ============   ============

6 - Loans and Financing

The Company's debt at the end of the year 2002 amounted to R$369.6 million. The debt is 100% denominated in foreign currency. As of December 31 2002, the Company had foreign exchange "Hedge" positions in the amount of approximately US$ 112. million covering all its dollar denominated financial liabilities.

Financial Result

Comparing 2002 with 2001, there was an increase in the negative financial results in the amount of R$3.0 million. The net financial expenses increase by R$3.0 million due to the increase in the average indebtedness of the Company, net of coverage, which grew from R$281.7 million in 2001 to R$297.2 million in 2002. It is noteworthy to clarify that the protection against the effects of the exchange rate devaluations was obtained through hedging operations with derivatives.

The debt registered by the Company at the end of the year 2002 amounted to R$369.6million or 83.4% of Shareholders Equity while at the end of the year 2001 the debt amounted to R$286.3 million or 64.3% of Shareholders Equity. Total fundingis 100% nominated in foreign currency.

Of the R$369.6 million debt recorded on December 31, 2002, R$72.4 million correspond to temporary gains in hedging. The R$215.9 million net debt is obtained after subtracting the R$81.3 million of cash and cash equivalents.

The Company develops timely policies, according to the market situation, to hedge liabilities against unfavorable exchange rate fluctuations.

7 - Capital Expenditure

The Company continued its program of expansion, optimization and modernization during the year with investments totaling R$ 77.1 million.

Investments for 2003, will be mainly directed to further network expansion, introduction of new products and services, which will provide added value solutions to customers and, at the same time, will maximize the use of the cellular telephony. In addition, investments will be directed towards improving the quality of existing services.

8 - Capital Markets

The shares of TELE LESTE CELULAR PARTICIPACOES S/A began trading at the Sao Paulo Stock Exchange - BOVESPA on September 21, 1998. ADRs have been negotiated on the New York Stock Exchange - NYSE since November 16, 1998.

In October 2000, Telefonica S.A. the Company began a corporate restructuring whereby the holding company Tele Leste Celular incorporated the stakes of minority shareholders in its operating company subsidiaries Telebahia Celular S.A. and Telergipe Celular S.A.

In 2002, the shares of TELE LESTE CELULAR PARTICIPACOES S/A, in terms of daily average, traded amounts of approximately R$15,900 for its common shares, R$935,000 for its preferred shares at the Sao Paulo Stock Exchange, and US$36,000 for its ADR at the New York Stock Exchange.

The common nominative ON shares and the preferred nominative PN shares were trading at the BOVESPA at R$ 1.43 and R$ 0.44, respectively, per lot of a thousand shares, as of December 30, 2002.

--------------------------------------------------------------------------------
Per thousand shares                                           2002        2001
--------------------------------------------------------------------------------
Net profit/(loss)                                           (0.0088)     0.0126
--------------------------------------------------------------------------------
Book value                                                     0.92        0.93
--------------------------------------------------------------------------------
ADR price (1:5,000 PN)                                         6.30       20.00
--------------------------------------------------------------------------------
Preferred share price*                                         0.44        1.43
--------------------------------------------------------------------------------
Common share price*                                            0.68        0.97
--------------------------------------------------------------------------------
(*) Bovespa quote on the last trading day of the year.

On September 27, 2002, the Company, following a resolution of the Board of Directors, paid dividends related to the financial results of 2001 in the amount of approximately R$ 12 million.

On December 30, 2002, the Extraordinary General Shareholders' Meeting and the Preferred Shareholders Meeting approved the substitution of the priority in the distribution of the minimum dividend of 6% of their participation in the capital stock to the preferred shareholders by a dividend payout in an amount that is 10% higher than the one paid to the common shares, therefore modifying the Company's by-laws in accordance to Law # 10303/01.

9 - Human Resources

The Company continued its efforts to keep its payroll at optimal levels in order to control costs and at the same time maintain its high level of productivity. At the end of the year, Tele Leste Celular had 494 employees, decreasing headcounts in 7.5% (534 in 2001), representing about 1,970 lines per employee at the end of the year.

The quantitative and qualitative gains obtained during 2002 resulted from the total commitment and dedication of the employees in the various areas of the Company. It was thanks to these efforts that the growth and productivity targets were reached.

The Company offers to its employees a Private Pension Plan, "Plano Visao Celular", based on defined contribution principles, in which the contributions are made by the members of the plan (the employees) and by the sponsor (the operating companies). These contributions are credited to the individual accounts of the plan members. At the end of 2000, the employees that had the previous "Plano de Beneficios Previdenciarios" - PBS had the option to migrate to the new "Plano de Beneficios Visao Celular". On December 31, 2002, 94% of the Company's employees were members of the corporate pension plan "Plano Visao Celular".

Training

An investment of R$ 1 million was accounted for the various training programs, which were designed to attract, retain and develop new talents.

10 - Research and Development

Tele Leste Celular has a cooperation agreement with the Telebras Research and Development Center - (Centro de Pesquisa e Desenvolvimento da Telebras - CPqD), which, since the privatization of the Telebras System, has been managed as a non-profit entity. Within the scope of its Technical Assistance Agreement with Telefonica, the Company also has access to the products and services developed by the Telefonica I+D (Investigacion y Desarrollo / Research and Development).

11 - Environment

On the environmental front, the Company has established a program for the collection of used batteries. Delivery is centered at the Company's own retail outlets from where the batteries are dispatched to the manufacturers for recycling. From July 2000 on, according to the Resolution of the National Council for the Environment (Conselho Nacional do Meio Ambiente - Conama), it is obligatory that used batteries be collected and returned to the manufacturers or importers.

Furthermore, the Company developed a garbage recycling program together with COOPCICLA, a workers' association that collects all of the paper and recycled trash produced at Telebahia Celular.

Based on an in-house decision in association with the Committee for Citizenship and Community Action (Comite de Cidadania e Acao), the Company has set up a program for the collection of printing cartridges for recycling, the proceeds of which are then converted into tuitions.

12 - Social Campaigns

The Company sponsors social projects carried by Telefonica Foundation (Fundacao Telefonica). Moreover, Tele Leste Celular has been continuing its sponsoring policy for culture, sports, philanthropy and education, such as the "Cooperativa de Mulheres Costureiras do Parque Sao Bartolomeu", collection of donations to the "Natal Solidario" (Solidarity Christmas) campaign, the events "Forro sem fome" and "Abrace 150 maes, to donation campaigns and others, in an effort to place the Company closer to the various public segments and to the community.

13 - Prospects and Plans

Based on its philosophy of continually satisfying consumer expectations and requirements, the Company is intensifying its degree of market segmentation. This will permit the offer of tailor-made services to large corporate, small and midsize companies, families, teenagers, independent professionals, etc. Among the Company's priorities for 2003 are the consolidation of the Joint Venture structure, the maintenance of market leadership and the development of even closer relationships with suppliers and retailers and the promotion of value added services.

The year 2003 will be characterized by new challenges, with a new competitive environment, new consolidation trends within the sector and a new politic-regulatory scenario.

14 - Acknowledgements

The management of Tele Leste Celular Participacoes S.A thanks all the shareholders, clients, suppliers and financial institutions for the support and trust, and especially the employees, for the dedication and effort, which were crucial to the achievement of the results, presented hereby.

                                  # # # # # # #

Plans and Services

Contract Plans

MoviStar Basic - Plan suitable to customers with a non-specific usage pattern. The services included in the digital basic plan are MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Personal - The MoviStar Personal plan, which is intended for subscribers who only make limited use of the system during the day and concentrate their calling activity at night and on weekends. The MoviStar Personal includes the following: MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Professional - A family of plans suitable to customers who use the system intensively, especially during business hours, with options that include up to 80, 150, 200 or 400 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, three-way Calling, e-mocion, Torpedo and Data/Fax.

MoviStar Travel - The MoviStar Travel plan is designed for frequent travelers and has the additional feature of not imposing extra roaming charges for calls made within the region.

Standard - Reference plan for the company, which is associated with the reference basket of tariff and fees. It is intended for subscribers who have no specific usage pattern. This service plan includes MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Free 80 and Free 200 - These plans are designed for frequent users, especially during business hours, with up to 80 and 200 minutes of airtime included per month, respectively. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, e-mocion, Torpedo and Data/Fax.

Night - This plan is intended for users who concentrate their calling activity at night and on weekends, offering 40 minutes of monthly airtime to calls directed at fixed telephones, during evenings and weekends (off-peak hours). These service plans include MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Top 25 - This plan includes a monthly package of 20 minutes of airtime for local calls for a fixed cost of R$25,00, without monthly subscription fee, and has the additional feature of not imposing extra roaming charges for calls made within the region. Furthermore, the plan has special charges for call that exceed the first 20 minutes, as well as free services, such as MailBox, Text Messaging Notice, etc.

Prepaid plans

MoviStar/Easy Day - which is designed for prepaid users whose calling activity is concentrated during the daytime. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Night - which is designed for prepaid users whose calling activity takes place primarily at night. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Fix - which is intended for prepaid users who have no specific additional usage patterns. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

Corporate plans

Free Company 30 and Free Company 80 - These plans are both intended for corporate business subscribers who use the system intensively, especially during business hours, with versions including up to 30 and 80 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

MoviStar Enterprise - Intended for corporate subscribers who have no specific usage pattern, and grants progressive discounts according to use. The MoviStar Enterprise service plan includes MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

Services

MoviStar Torpedo - This service allows users to send text messages containing up to 147 characters, using digital handsets to other digital users of Telebahia Celular/Telergipe Celular. The Company charges R$0.20 per message delivered.

Torpedo Web - This service allows users to send text messages containing up to 147 characters, using the Company's web to other digital users of Telebahia Celular/ Telergipe Celular, accessing the web link "MoviStar Net". This is a free service.

Torpedo Mail - This service allows users to send text messages containing up to 147, using e-mail tools, such as Outlook, Lotus Notes, Eudora: the e-mail address is formed by user phone number@movistarnet.com.br. This is a free service.

Torpedo Chat - This service creates a chat environment in the cellular. The client can also create a chat room with its favorite subjects. All chat rooms can handle until 15 users.

Torpedo da Galera - This service allows users to send text messages to up to 10 persons simultaneously, as long as they are digital users of Telebahia Celular/Telergipe Celular.

Torpedo News Assinatura - This service allows users to receive text messages with the news from Brazil and the world, via WAP. Currently, there are to newswires: CNN and iBahia.

Torpedo News Extra - This service allows users to request specific types of news using WAP service.

Torpedo Games - This service allows users to play games using the WAP services.

E-mocion - Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and receive e-mails, access news and information, book flight reservations and buy CDs and other goods, through providers, which have a partnership with the Company. There is no additional subscription fee to use this service. The customer only pays for the airtime. Contract customers pay R$0.30 per minute during peak hours and R$0.20 per minute during off-peak hours. Prepaid users pay R$0.60 per minute during peak hours and R$0.40 per minute during off-peak hours. Through an agreement with Telesp Celular, Telerj Celular, Telest Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

My E-mocion - The service offers an automatic e-mail address which is: the long distance code + the phone number@emocion.com.br. The e-mocion MailBox can handle up to 50 messages in each box (inbox, recycle bin or save). The service also offers an address book with personal information such as name, surname, company, telephone number, cellular telephone number, e-mail, a timetable and other tools.

*365 - Launched in January 1999, the service *365 is the result of a partnership between the Company and Brasil Assistencia S.A. Some of the available services are: automotive assistance, home assistance, medical assistance, dentistry and hospital facilities, flower delivery, flight information and bookings, tickets to shows, restaurants and hotel reservations, medicine delivery, and others.

MoviStar Amigo "+" - Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 31, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in his account.

MoviStar Gestao - The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of their lines and also control their costs.

@viso Empresa - Allows the simultaneous delivery of text messages to one or more customers of Telebahia Celular/Telergipe Celular. This service is offered only to large corporate customers.

                                  # # # # # # #

                      TELE LESTE CELULAR PARTICIPACOES S.A.

                 BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of brazilian reais)

  (Convenience Translation into English from the Original Previously Issued in
                                  Portuguese)

                                     ASSETS

                                               Company                 Consolidated
                                       -----------------------   ------------------------
                                          2002         2001         2002         2001
                                       ----------   ----------   ----------   -----------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents                     4       13.026       81.259        28.975
  Accounts receivable, net                      -            -       80.204        75.245
  Inventories                                   -            -       17.784        14.845
  Recoverable and deferred taxes            1.564        7.747       30.426        45.862
  Hedge operations - swap                       -            -        7.751         3.364
  Other assets                                  -            -        9.259         8.254
                                       ----------   ----------   ----------   -----------
                                            1.568       20.773      226.683       176.545
                                       ----------   ----------   ----------   -----------
NONCURRENT ASSETS:
  Recoverable and deferred taxes            8.447          193      198.036       179.658
  Hedge operations                              -            -       64.582         4.753
  Other assets                                  -           57        4.167         3.616
                                       ----------   ----------   ----------   -----------

                                            8.447          250      266.785       188.027
                                       ----------   ----------   ----------   -----------
PERMANENT ASSETS:
  Investments                             434.609      438.486            -             -
  Property, plant and equipment                 -                   464.546       496.898
                                       ----------   ----------   ----------   -----------
                                          434.609      438.486      464.546       496.898
                                       ----------   ----------   ----------   -----------
Total assets                              444.624      459.509      958.014       861.470
                                       ==========   ==========   ==========   ===========

      The accompanying notes are an integral part of these balance sheets

                      TELE LESTE CELULAR PARTICIPACOES S.A.

                 BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of brazilian reais)

                 (Convenience Translation into English from the
                    Original Previously Issued in Portuguese)

                      LIABILITIES AND SHAREHOLDER'S EQUITY

                                                                   Company                         Consolidated
                                                     ----------------------------------- --------------------------------
                                                            2002              2001            2002               2001
                                                     ----------------     -------------- -------------       ------------
CURRENT LIABILITIES:
  Payroll and related charges                                       -                  8         2.902              2.790
  Suppliers and accounts payable                                1.045                335       106.521             79.020
  Taxes                                                             5                 10        17.853             13.340
  Loans and financing                                               -                  -        99.665             54.331
  Dividends                                                       526             12.356           526             12.453
  Interest on capital                                               -              1.243             -              1.640
  Hedge operations                                                  -                  -             -              1.746
  Other liabilities                                                 -                  1        12.149              9.614
                                                           ----------          ---------    ----------          ---------
                                                                1.576             13.953       239.616            174.934
                                                           ----------          ---------    ----------          ---------
LONG-TERM LIABILITIES:
  Loans and financing                                               -                  -       269.891            231.922
  Hedge operations                                                  -                  -             -              3.576
  Reserve for contingencies                                         -                  -         5.058              4.802
  Pension plan                                                      -                  -           401                680
                                                           ----------          ---------    ----------          ---------
                                                                    -                  -       275.350            240.980
                                                           ----------          ---------    ----------          ---------
SHAREHOLDERS' EQUITY AND FUNDS
FOR CAPITALIZATION:
  Shareholders' equity-                                       305.396            305.396       305.396            305.396
  Capital stock                                               124.401            124.401       124.401            124.401
  Capital reserves                                             13.214             15.722        13.214             15.722
                                                           ----------          ---------    ----------          ---------
                                                              443.011            445.519       443.011            445.519
                                                           ----------          ---------    ----------          ---------
  Funds for capitalization                                         37                 37            37                 37
                                                           ----------          ---------    ----------          ---------
Total liabilities and shareholder's equity                    444.624            459.509       958.014            861.470
                                                           ==========          =========    ==========          =========

      The accompanying notes are an integral part of these balance sheets

             TELE LESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                     (In thousands of Brazilian reais, not
               including the earnings (loss) per thousand shares)

                     (Convenience Translation into English
               from the Original Previously Issued in Portuguese)

                                                   Company                               Consolidated
                                     ------------------------------------       -------------------------------
                                         2002                   2001                2002              2001
                                     -------------         --------------       -------------     -------------
GROSS OPERATING REVENUE:                        -                    -               602.487           514.017
                                       ----------           ----------          ------------      ------------

Deductions from gross revenue                   -                    -              (171.092)         (127.718)
                                       ----------           ----------          ------------      ------------

NET OPERATING REVENUE                           -                    -               431.395           386.299
                                       ----------           ----------          ------------      ------------

Cost of services and sales                      -                    -              (241.417)         (201.768)
                                       ----------           ----------          ------------      ------------

Gross profit                                    -                    -               189.978           184.531
                                       ----------           ----------          ------------      ------------
OPERATING INCOME (EXPENSES):
  Selling                                       -                    -              (114.458)          (97.557)
  General and administrative               (2.772)              (3.045)              (51.493)          (55.545)
  Equity pick-up                           (3.877)               6.207                     -                 -
  Other, net                                 (103)                (351)                 (733)            1.749

                                                   Company     Consolidated   Company  Consolidated
                                                     2002          2001         2002       2001
                                                 -----------   ------------  --------- ------------
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET                                (6.752)        2.811     23.294     33.178
                                                 -----------   -----------    -------    -------
  Financial income (expenses), net                     2.504         3.149    (27.124)   (24.111)
                                                 -----------   -----------    -------    -------
INCOME (LOSS) FROM OPERATIONS                         (4.248)        5.960     (3.830)     9.067
                                                 -----------   -----------    -------    -------
Nonoperationg expenses, net                              (57)           -      (1.601)      (560)
                                                 -----------   -----------    -------    -------
INCOME (LOSS) BEFORE INCOME TAXES                     (4.305)        5.960     (5.431)     8.507
                                                 -----------   -----------    -------    -------
  Income tax and social contribution                     102            60        324     (2.487)
                                                 -----------   -----------    -------    -------
NET INCOME (LOSS)                                     (4.203)        6.020     (5.107)     6.020
                                                 ===========   ===========    =======    =======
SHARES OUTSTANDING AT THE YEAR END - IN
THOUSANDS                                        479.445.039   479.445.039
                                                 ===========   ===========
EARNINGS (LOSS) PER THOUSAND SHARES
OUTSTANDING AT PERIOD END - R$                       (0,0088)       0,0126
                                                 ===========   ===========

        The accompanying notes are an integral part of these statements.

             TELE LESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - INDIVIDUAL

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

  (Convenience Translation into English from the Original Previously Issued in
                                  Portuguese)

                                                              Capital reserves           Income reserves
                                                         -------------------------- --------------------------
                                                 Capital  Goodwill   Tax incentive    Legal      Reserve for     Retained
                                                                                                Expansion and
                                                  stock   Reserve      reserve       reserve    Modernization    earnings    Total
                                                 ------- ---------- --------------- --------- ---------------- ------------ -------
BALANCES AS OF DECEMBER 31, 2000                 305.396   124.344            57      6.491             15.638           -  451.926

Adjustment from prior years - pension plans and
post-retirement benefits                               -         -             -          -                 -         (448)    (448)

Net income for the year                                                                                     -        6.020    6.020
                                                       -         -             -          -

Legal reserve                                          -         -             -        301                 -         (301)       -

Proposed dividends                                                                                          -      (11.979) (11.979)
                                                       -         -             -          -

Partial reserve reversal                                                                               (6.708)       6.708        -
                                                 ------- ---------    ----------    --------       ----------  ----------- --------

  BALANCES AS OF DECEMBER 31, 2001      305.396     124.344        57     6.792     8.930          -   445.519

  Prescribed dividends - 1998                 -           -         -         -         -      1.695     1.695

  Loss for the year
                                              -           -         -         -         -     (4.203)   (4.203)
  Partial reserve reversal
                                              -           -         -         -    (2.508)     2.508         -
                                       --------   ---------   -------  --------  --------  ---------  --------
  BALANCES AS OF DECEMBER 31, 2002      305.396     124.344        57     6.792     6.422          0   443.011
                                       ========   =========   =======  ========  ========  =========  ========

         The accompanying notes are an integral part of these statements

             TELE LESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

       (Convenience Translation into English from the Original Previously
                             Issued in Portuguese)

                                                                                  Company               Consolidated
                                                                             ----------------------  ----------------------
                                                                                2002        2001        2002        2001
                                                                             ----------  ----------  ----------  ----------
SOURCE OF FUNDS:
     Net income (loss)                                                         (4.203)      6.020      (5.107)      6.020
     Income (expense) not involving working capital-
       Depreciation of property, plant and equipment                                -           -     108.454      90.858
       Monetary variation and other charges on long-term liabilities                -           -      46.568      51.420
       Equity pick-up                                                           3.877      (6.207)          -           -
       Reserve for contingencies                                                    -           -       1.166       2.001
       Loss on disposal of property, plant and equipment
       Provision for tax incentives - FINOR                                         -           -         519         119
       Deferred income taxes                                                       57           -       1.447           -
       PBS / PAMA write-off                                                      (102)        (60)     (2.627)      4.453
                                                                                    -           -        (185)          -
                                                                              -------     -------     -------     -------
       Total                                                                    3.832      (6.267)    155.342     148.851
                                                                              -------     -------     -------     -------

Provided by (used in) operations                                         (371)        (247)         150.235          154.871
                                                                   ----------   ----------    -------------    -------------
From shareholders-
  Interest on capital and reverted dividends on subsidiaries            1.695            -            2.183                -
From third parties-
  Transfer from noncurrent to current assets                                -            -           11.691            4.414
  Increase in shareholder's equity (donation of equipments)                 -            -              416                -
  Transfer from property, plant and equipment to current assets             -            -              461              939
  Increase in long-term liabilities                                         -            -                -            4.007
                                                                   ----------   ----------    -------------    -------------
        Total sources                                                   1.324         (247)         164.986          164.231
                                                                   ----------   ----------    -------------    -------------
USE OF FUNDS:
Increase in noncurrent assets                                           8.152            -           25.225           12.874
Additions to property, plant and equipment                                  -            -           77.082          116.048
Decrease in long-term liabilities                                           -            -           77.223           49.823
Proposed dividends                                                          -       11.979                -           11.979
                                                                   ----------   ----------    -------------    -------------
        Total uses                                                      8.152       11.979          179.530          190.724
                                                                   ----------   ----------    -------------    -------------
DECREASE IN WORKING CAPITAL                                            (6.828)     (12.226)         (14.544)         (26.493)
                                                                   ==========   ==========    =============    =============

WORKING CAPITAL VARIATION:

CURRENT ASSETS:

   At the beginning of year       20.773       21.601      176.545      259.213
   At end of year                  1.568       20.773      226.683      176.545
                              ----------   ----------   ----------   ----------
   INCREASE (DECREASE)           (19.205)        (828)      50.138      (82.668)
                              ----------   ----------   ----------   ----------
CURRENT LIABILITIES:
   At the beginning of year       13.953        2.555      174.934      231.109
   At end of year                  1.576       13.953      239.616      174.934
                              ----------   ----------   ----------   ----------
   INCREASE (DECREASE)           (12.377)      11.398       64.682      (56.175)
                              ----------   ----------   ----------   ----------
DECREASE IN WORKING CAPITAL       (6.828)     (12.226)     (14.544)     (26.493)
                              ==========   ==========   ==========   ==========



         The accompanying notes are an integral part of these statements

(Convenience Translation into English from the Original Previously Issued in Portuguese, See Note 30 to the Financial Statements.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Tele Leste Celular Participacoes S.A.
Salvador - BA

1. We have audited the accompanying, individual and consolidated, balance sheet of Tele Leste Celular Participacoes S.A. and subsidiaries as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluation of the significant accounting practices adopted and estimates made by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated, financial positions of Tele Leste Celular Participacoes S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in shareholders' equity (individual), and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

4. The financial statements, individual and consolidated, as of December 31, 2001, presented for comparative purposes, were audited by other independent public accountants, who issued an unqualified opinion, dated January 25, 2002.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Salvador, January 24, 2003


DELOITTE TOUCHE TOHMATSU                      Jose Carlos Monteiro
Auditores Independentes                       Accountant
CRC n(degree). 2 SP 011.609 S/BA              CRC n(degree). SP-100597/O-2-S-BA

TELE LESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(Amounts in thousands of Brazilian reais, unless otherwise indicated) (Convenience Translation into English from the Original Previously Issued in Portuguese, See Note 30 to the Financial Statements.)

1.   OPERATIONS

     Tele Leste Celular Participacoes S.A (the "Company") holds 100% of the capital of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), and the companies are providers of cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

     The subsidiaries' activities, including services that they may provide, are regulated by Agencia Nacional de Telecomunicacoes - ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

     Migration from SMC to SMP

     On December 10, 2002 was signed the Authorization Term for Personal Mobile System between ANATEL and the affiliated companies Telebahia and Telergipe, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

     The signing of the above mentioned term rendered the migration of the exploration regimen of the cellular mobile service ("SMC - Servico Movel de Celular"), effective through a concession granted by the Federal Government, to the personal mobile service ("SMP - Servico Movel Pessoal"), effective through authorization also granted by the Federal Government.

     The authorizations conceded to the subsidiaries Telebahia and Telergipe are effective for the remaining period of concession, previously granted and presently substituted, July 29, 2008 and December 15, 2008, respectively, and latter renewable, for one more period, for a 15 year term, being this renewal payable in the future.

     The main alterations occurring from the migration of the SMC to SMP are:

          . The consolidation of the joint venture process between Telefonica Moviles and Portugal Moveis, in Brazil;

          . Access of the cellular phone its authorized registered area, being conceded to the clients the code for choosing the service company ("CSP - codigo de selecao de prestadora") - as of May 13, 2003 for calls outside their registered area;

          . Stricter quality targets, with the affiliated companies having a 6 (six) month adaptation period after the publication of the migration in the Official Government Daily Newspaper.

     Joint Venture

     On December 27, 2002 the transfer of the assets held by the shareholders PT Moveis - Servicos de Telecomunicacoes, SGPS ("PT") and Telefonica Moviles S.A. ("TEM") in the Brazilian mobile telephone telecommunication market was implemented, concerning their direct and indirect participation in Telesp Celular Participacoes S.A., Tele Sudeste Celular Participacoes S.A., Tele Leste Celular Participacoes S.A., CRT Celular Participacoes S.A. and Global Telecom S.A., to BRASILCEL N.V., a Company with headquarter in Netherlands.

     Consequently, Tele Leste Celular Participacoes S.A. is a publicly-traded company which, on December 31, 2002, was controlled by Iberoleste Participacoes S.A. (21.90% of the total capital), Brasilcel N.V. (3.38% of the total capital) and Tagilo Participacoes Ltda. (2.24% of the total capital). Iberoleste Participacoes S.A. and Tagilo Participacoes Ltda. are controlled by Telefonica Moviles S.A. (100.00% of the total capital). Brasilcel N.V. has participation of Telefonica Moviles S.A. (50.00% of the total capital), PT Moveis, Servicos de Telecomunicacoes, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

     The Senior Management of the Companies involved understand that the mentioned process will result in significant gains for all the companies, mainly due to the synergies obtained with the operations increase volume and the unification of operative processes, which may cause systematic adjustment.


2.   PRESENTATION OF FINANCIAL STATEMENTS


     The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

     The consolidated financial statements include the balances and transactions of the Company's subsidiaries, Telebahia and Telergipe. In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

     The consolidated financial statements, individual and consolidated, as of December 31, 2001 were, when necessary, reclassified for better comparability.


3.   PRINCIPAL ACCOUNTING PRACTICES

     a. Cash and Cash Equivalents

     Represent all existent cash and bank balances and highly liquid temporary cash investments, stated at cost, plus income accrued to the balance sheet date.

     b. Accounts Receivable

     Accounts receivable from telecommunication services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not yet billed on the balance sheet date. Additionally, this caption includes balances from the sale of cellular handsets and accessories.

     c. Allowance for Doubtful Accounts

     Provision is recognized for trade accounts receivable for which recoverability is considered improbable.

     d. Foreign Currency Transactions

     Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions and the corresponding balances are updated to the balance sheet date, and exchange variations are charged on statement of income. Foreign currency and premium on derivatives contracts are monthly accrued and recorded, not depending on liquidation.

     e. Inventories

     Inventories are represented by cellular handsets and accessories stated at average acquisition cost. A provision was recognized to cover losses on costs of products considered obsolete or whose quantities are higher than those usually traded by the subsidiaries over a reasonable period.

     f. Prepaid expenses

     Represented by values effectively disbursed but not incurred

     g. Investments

     Investments in subsidiaries are carried under the equity method of accounting. The accounting practices held by the subsidiaries are in accordance with the followed by the Company.

     h. Property, Plant and Equipment

     Stated at acquisition or construction cost less accumulated depreciation, which is calculated under the straight-line method based on the estimated useful life of the asset. Financial expenses on loans that are financing constructions in progress are accrued on their own cost. Incurred expenses on maintenance and repair costs, which means improvement, increase of useful life, are recorded on assets, while, the others are charged on statement of income.

     i. Income and Social Contribution Taxes

     Calculated and recorded by the effective rate prevailing on the balance sheet date on the accrual basis. Deferred taxes attributable to temporary differences, tax losses, and social contribution tax loss carryforwards are recorded as deferred assets on the assumption of future realization.

     j. Loans and Financing

     Updated by exchange variations and incurred interest to the balance sheet date.

     k. FISTEL Fee

     The amount of FISTEL (Telecommunication Inspection Fund) fees paid on monthly activation during the year are deferred for amortization over the customers' estimated retention period, equivalent to 24 months.

     l. Reserve for Contingencies

     Based on the legal counsel and management's opinion on the probable result of pending litigations and updated to the balance sheet date in an amount sufficient to cover probable losses, according to the nature of each contingency.

     m. Pension Plan

     Tele Leste and subsidiaries participate together with other companies, participants of the Telecommunications System, in a private pension entity (SISTEL) to administrate the pension plan and other post-retirement benefits provided to their employees. The amount of contributions is recorded on the accrual basis. Additional information about the pension plan is stated on Note 24.

     n. Revenue Recognition

     Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenue from the billing date through the end of the month is estimated and recognized as revenue in the month in which the service is rendered. Revenues from sales of prepaid cellular handsets cards are deferred and recognized in income when cards are effectively used.

     o. Financial Income and Expenses

     Represented by interest, monetary restatement and exchange variations on cash investments, loans and financing. Also include exchange gains and losses on swap contracts.

     p. Derivatives

     Telebahia and Telergipe have some derivatives to manage the exposure of its cash flow in foreign currency to the interest and exchange rate fluctuation in relation to the Brazilian real. These derivatives are recorded on exchange rates at the balance sheet date, and the premiums, pre received or prepaid, are deferred for amortization during the effective period of the respective contracts. Gains and losses, realized or not, calculated exclusively on contractual terms basis, are recorded as "Financial income (expense), net".

     q. Employees' Profit Sharing

     Accruals are made to recognize the expenses for employee profit sharing, for which payment is subject to approval at the annual shareholders' meeting.

     r. Earnings (Loss) per Thousand Shares

     Computed based on the number of shares outstanding at the balance sheet date.

4.   CASH AND CASH EQUIVALENTS

                                            Company                   Consolidated
                                  ---------------------------  --------------------------
                                  December 31,   December 31,  December 31,  December 31,
                                      2002            2001         2002         2001
                                  ------------   ------------  ------------  ------------
     Banks                                   4             39         2,286         2,276
     Temporary cash investments              -         12,987        78,973        26,699
                                  ------------   ------------  ------------  ------------
     Total                                   4         13,026        81,259        28,975
                                  ============   ============  ============  ============

     Temporary cash investments refer, at most, to fixed-income (CDBs - Bank Deposit Certificates) indexed to CDI's variation (Interbank Deposit Certificates).

5.   ACCOUNTS RECEIVABLE, NET

                                               Consolidated
                                       ----------------------------
                                        December 31,   December 31,
                                            2002           2001
                                       -------------   ------------
     Unbilled services                        16,263         15,188
     Billed services                          37,579         37,816
     Interconnection                          22,202         21,576
     Receivables from products sold           18,804         12,271
     Allowance for doubtful accounts         (14,644)       (11,606)
                                       -------------   ------------
     Total                                    80,204         75,245
                                       =============   ============

     Changes in the allowance for doubtful accounts are as follows:

                                               Consolidated
                                       ----------------------------
                                            2002            2001
                                       -------------   ------------
           Beginning balance                  11,606         11,394
           Supplementary provision            13,311         13,186
           Write-offs                        (10,273)       (12,974)
                                       -------------   ------------
           Ending balance                     14,644         11,606
                                       =============   ============

6.   INVENTORIES

                                               Consolidated
                                       ----------------------------
                                        December 31,   December 31,
                                            2002           2001
                                       -------------   ------------
          Cellular handsets                   18,565         15,948
          Other                                  204            307
          Provision for obsolescence            (985)        (1,410)
                                       -------------   ------------
          Total                               17,784         14,845
                                       =============   ============

7. RECOVERABLE AND DEFERRED TAXES

                                                              Company                         Consolidated
                                                   ---------------------------   ---------------------------
                                                   December 31,   December 31,    December 31,  December 31,
                                                        2002          2001            2002          2001
                                                   ------------   ------------   -------------  ------------
     Recoverable income and social  contribution          8,543          6,093          11,587         9,564
      Recoverable ICMS (state VAT)                            -              -          15,994        13,512
      Withholding income tax                                932          1,012          16,266        19,555
                                                      ---------      ---------       ---------     ---------
     Recoverable taxes                                    9,475          7,105          43,847        42,631
     Deferred income tax and social contributions
                                                            295            193         184,153       182,140
      Other                                                 241            642             462           749
                                                      ---------      ---------       ---------     ---------
           Total                                         10,011          7,940         228,462       225,520
                                                      =========      =========       =========     =========

      Current                                             1,564          7,747          30,426        45.862
                                                      ---------      ---------       ---------     ---------
      Noncurrent                                          8,447            193         198,306       179,658
                                                      =========      =========       =========     =========

The main components of deferred income and social contribution tax assets are as follows:

                                                                Company                          Consolidated
                                                   -------------------------------  ---------------------------
                                                     December 31,    December 31,   December 31,   December 31,
                                                         2002             2001          2002           2001
                                                   --------------    -------------  ------------   ------------
   Tax credits from corporate restructuring                     -                -        82,032         92,969
   Provision:                                                   -                -           335            480
      For obsolescence                                          -                -           335            480
       For contingencies                                        -                -         1,719          1,632
       Allowance for doubtful accounts                          -                -         4,979          3,945
       Accrual for rewards program                              -                -         1,237            599
       For pension plan                                         -                -           136            232
   Tax losses and negative basis carryforwards                295              193        87,875         79,534
   Accelerated depreciation                                     -                -         4,684          2,398
  Income Tax on PIS and COFINS                                  -                -         1,156            351
                                                       ----------       ----------    ----------     ----------
                                                              295              193       184,153        182,140
                                                       ==========       ==========    ==========     ==========
 Current                                                        -                -         1,829          8,890
 Noncurrent                                                   295              193       182,324        173,250
                                                       ==========       ==========    ==========     ==========

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax losses and negative basis carryforwards will be compensated on a 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance with the assumption of future projected results, estimate to carryforwards tax loss in 10 years.

b. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 25); the realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process support, primarily, the recovery of the amount in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results up to date and the trends of recoverability based on such scenario, technical studies were performed, which extended the goodwill amortization period, for Telebahia, to ten years.

c. Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for inventories obsolescence.

In July 2002, CVM Instruction No. 371 was enacted, establishing additional conditions for the accounting recognition and maintenance of deferred charges arising from temporary differences and tax loss carryforwards, as follows: -

- Presentation of profitability history based on the generation of taxable income in at least three of the last five years or presentation of grounded actions implemented for the future generation of taxable income;

- Presentation of the expected generation of future taxable income, discounted to present value based on the estimated realization period, grounded on a technical feasibility study, permitting the realization of the deferred tax assets over a period not exceeding ten years.

Technical studies approved by the management, indicate the full recovery of the amounts recognized by the subsidiaries within the time frames established by the Instruction. Based on these studies, the expected period for the realization of these assets is up to 10 years as follows:

                                                         December 31,
                                                             2002
                                                         ------------
                2003                                            1,829
                2004                                            1,759
                2005                                           15,193
                2006                                           22,496
                2007                                           22,623
                2008-2012                                     120,252
                                                              -------
                Total                                         184,153
                                                              =======


The Instruction also establishes that periodic studies must be carried out to support the maintenance of the recorded amounts.

8. OTHER ASSETS

                                           Company                 Consolidated
                                   ------------------------- -------------------------
                                   December 31, December 31, December 31, December 31,
                                      2002         2001         2002         2001
                                   ------------ ------------ ------------ ------------
Prepaid expenses
     FISTEL Fee                            -            -       4,008        5,565
     Financial charges                     -            -         821        1,307
     ICMS (state VAT)                      -            -       2,318        1,512
     Prepaid bonus card                    -            -       1,277          815
                                      ------       ------
     Other                                 -            -       1,644          301
                                      ------       ------      ------       ------
                                                               10,068        9,500
                                                               ------       ------

Other Asset
      Advances                             -            -         844          798
      Tax incentives - FINOR               -           57           -        1,447
      Judicial deposit (Note 12)           -            -       1,873            -
      Other rights                         -            -         641          125
                                                   ------      ------       ------
                                                       57       3,358        2,370
                                                   ------      ------       ------
                                           -           57      13,426       11,870
                                                   ======      ======       ======

Current                                    -            -       9,259        8,254
                                      ------       ------      ------       ------
Noncurrent                                 -           57       4,167        3,616
                                      ======       ======      ======       ======

Considering the probable extinction of SUDENE, the governmental agency for the development of the North-East region, the subsidiaries accrued an amount of R$1,447 forwarded to the FINOR project, due to the non-defined expectations on its realization as of December 31, 2002.

9.  INVESTMENTS

a.  Investment in subsidiaries

                                           Common Shares          Ownership
Subsidiaries                                 Interest             Interest
-------------------------------------   -------------------   -----------------
Telebahia Celular S.A.                         100%                 100%
Telergipe Celular S.A.                         100%                 100%


b.  Ownership amount

Subsidiaries                                  Common           Total of Common
                                              shares                shares
-------------------------------------   -------------------   ------------------
Telebahia Celular S.A.                      17,997,722            17,997,722
Telergipe Celular S.A.                       1,011,043             1,011,043

c.   Subsidiaries informations

                                    Shareholder's Equity   Net Income (Loss) of
Subsidiaries                               in 2002                the year
----------------------------------  --------------------  ----------------------
Telebahia Celular S.A.                     393,963                   (7,713)
Telergipe Celular S.A.                      40,646                    2,932


d.   Composition and Changes

Changes in the investment in 2001 and 2002 are as follows:

                                                                     Telebahia    Telergipe      Total
                                                                    -----------  -----------   ----------
Balances as of December 31, 2000                                        396,389       36,338      432,727
Equity pick-up in 2002                                                    4,727        1,480        6,207
Effects of pension plan adjustments in subsidiaries                        (171)        (277)        (448)
                                                                       --------      -------     --------
Balances as of December 31, 2001                                        400,945       37,541      438,486
   Equity pick-up
   Net income (loss) for the year                                        (7,713)       2,932       (4,781)
   Interest on capital and reverted
        dividends on subsidiaries                                           315          173          488
   Donation of equipments received from subsidiaries                        416            -          416
                                                                       --------      -------     --------
Balances as of December 31, 2002                                        393,963       40,646      434,609
                                                                       ========      =======     ========

10.  PROPERTY, PLANT AND EQUIPMENT

                                                                          Consolidated
                                                       -----------------------------------------------------
                                                                                                December 31,
                                                                  December 31, 2002                 2001
                                                       ---------------------------------------- ------------
                                       Depreciation                  Accumulated    Net book      Net book
                                         rates - %        Cost      depreciation      value        value
                                                       ------------ -------------- ------------ ------------
            Transmission equipment         14.29           398,146      (232,642)      165,504     165,356
            Switching equipment            14.29           109,232       (51,625)       57,607      50,159
            Infrastructure              4.00 - 14.29       108,313       (33,335)       74,978      65,577
            Software rights                20.00            59,559       (17,547)       42,012      25,240
            Buildings                      4.00             26,231        (3,664)       22,567      19,529
            Terminal equipment             33.00            57,460       (28,879)       28,581      30,174
            Other                      10.00 - 20.00        44,527       (20,221)       24,306      22,437
            Construction in progress         -              48,991             -        48,991     118,426
                                                          --------     ---------      --------    --------
            Total                                          852,459      (387,913)      464,546     496,898
                                                          ========     =========      ========    ========

11. SUPPLIERS AND ACCOUNTS PAYABLE

                                             Company                  Consolidated
                                   --------------------------- ---------------------------
                                    December 31,  December 31,  December 31,  December 31,
                                       2002           2001         2002          2001
                                   ------------- ------------- ------------- -------------
Suppliers                               1,045           335       100,707       73,950
Interconnection                             -             -         5,578        4,950
Other                                       -             -           236          120
                                      -------       -------       -------      -------
Total                                   1,045           335       106,521       79,020
                                      =======       =======       =======      =======

12. TAXES

                                             Company                  Consolidated
                                   --------------------------- ---------------------------
                                    December 31,  December 31,  December 31,  December 31,
                                       2002           2001         2002          2001
                                   ------------- ------------- ------------- -------------
ICMS (state VAT)                            -            -         10,353        9,681
Income tax and social contribution          -            -            223            -
COFINS                                      3            8          3,310        1,551
PIS                                         2            2          3,051        1,130
FISTEL                                      -            -            646          735
FUST and FUNTTEL                            -            -            270          243
                                      -------      -------        -------      -------
Total                                       5           10         17,853       13,340
                                      =======      =======        =======      =======

In January 2000, subsidiaries filed a lawsuit challenging the constitutionality and legality of Law No. 9,718/98, and claiming the suspension of mandatory difference arising from widening of COFINS and PIS calculation basis. Of the accrued amounts of PIS, R$2,752 (R$748 as of December 31, 2001) refer to the amounts not being paid by Telebahia and the accrued amounts of COFINS, R$1,873, are being judicially deposited by Telergipe, based on former court decisions which determined the suspension of payments and judicial deposits, respectively (Note 8), until a final court decision is made.

13. LOANS AND FINANCING

        Composition of debt

                                                                            Consolidated
                                                                    ----------------------------
                                                                     December 31,   December 31,
                                    Currency      Annual charges        2002           2001
                                  ------------  ------------------  -------------  -------------
Financial institutions:
    Citibank - OPIC                   US$          3.0% + Libor         88,332         87,015
    Several - Resolution No. 63       US$         3.5% to 14.35%        82,943         61,186
NEC do Brasil S.A.                    US$         0.6875% to 2.5%
                                                + libor and 7,3%         8,215          8,333
European Investment Bank              US$          0.15% + Libor       185,428        121,775
ABN Amro Bank Real                    US$          0.4% + Libor            509          4,849
Accrued interest                                                         4,129          3,095
                                                                      --------       --------
                                                                       369,556        286,253
                                                                      ========       ========

Current                                                                 99,665         54,331
                                                                      --------       --------
Long-term                                                              269,891        231,922
                                                                      ========       ========

Loans from the European Investment Bank - BEI, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular network. The balances with NEC do Brasil S.A. and ABN Amro Bank Real refer to financing of fixed asset items.

        Payment Time chart

The long-term portion has the following composition by maturity year:

                                                         December 31,
                                                            2002
                                                        -------------

                                               2004         81,981
                                               2005          2,482
                                               2006              -
                                               2007              -
                                               2008        185,428
                                                           -------
                                               Total       269,891
                                                           =======

      Restrictive covenants

The financing from Citibank - OPIC, European Investment Bank (BEI) and Bank Boston have restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA and financial expenses.

      Guarantees

                     Banks                            Guarantee
        ------------------------------- ----------------------------------------

        Citibank                        Overseas Private Investment Corporation
                                        (OPIC) guarantee - only for politic risk
                                        and aval
        Bank Boston - Resolucao n/0/ 63 Aval
        NEC do Brasil S.A.              Aval
        European Investment Bank - BEI
          Telebahia Celular S.A.        Commercial risk guaranteed by
                                          Banque Sudameris -
                                          Banca Commerciale Italiana
          Telergipe Celular S.A.        Commercial risk guaranteed by
                                          Banque Sudameris -
                                          Banca Commerciale Italiana and aval
        ABN Amro Bank Real              Aval

On December 31, 2002, the subsidiaries have an exchange hedge operations in the total amount of US$112,470 thousand, to cover their total liabilities. As of that date, the Company had recorded a net gain (accounting) of R$139,926 (R$56,668 on December 31, 2001) on its exchange hedge operations, with a balance of R$72,333, of which R$7,751 (R$3,364 on December 31, 2001) is recorded on short-term and R$64,582 (R$4,753 on December 31, 2001) on long-term. On December 31, 2001, had recorded R$5,322 of liabilities.

14. OTHER LIABILITIES

                                                            Consolidated
                                                     ---------------------------
                                                      December 31,  December 31,
                                                         2002          2001
                                                     ------------- -------------

Salary premiums                                          2,108        2,938
Advances from customers - prepaid recharge cards         3,836        2,752
Accrual for rewards program                              3,639        1,760
Other                                                    2,566        2,164
                                                        ------       ------
Total                                                   12,149        9,614
                                                        ======       ======

In August 2001, subsidiaries started a rewards program that transforms calls into points, for future exchange for cellular handsets. Points accumulated are accrued as they are obtained and considering the expected utilization based on the registered customer's consumption profile. The accrual is reduced when the customer obtains the handsets.

15. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, stated on different courts, in reference to labor, tax and civil claims. The subsidiaries management, based on legal counsel's opinion, recognized provision for the ones for which the unfavorable termination are considered probable.

The composition of the balance is as follows:

                                                  Consolidated
                                           ---------------------------
                                            December 31,  December 31,
                                               2002          2001
                                           ------------- -------------

        Tax                                    1,662         2,468
        Labor                                  1,653         1,232
        Civil                                  1,743         1,102
                                               -----         -----
        Total                                  5,058         4,802
                                               =====         =====

        a.  Tax

     Telebahia was assessed due to the nonpayment of ICMS on activation revenue, supplementary services and lack of reversal of ICMS credit related to the acquisition of permanent assets, electric energy and communication services arising from the provision of non-taxed communication services lack of reversal of ICMS credit related to the rentals and goods without fiscal records. The amount involved is R$12,283.

    Telergipe was assessed in relation to ICMS on operations with phone sets and telecommunications services provided, in the amount of R$2,903, referring to: a) lack of reversal and undue credit utilization; b) untimely underpayment of taxes on telecommunications services.

    Additionally, there are other tax lawsuits in progress, which the opinions of the legal counsel in relation to possible losses summarize R$7,854.

    The Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a reserve in the financial statements as of December 31, 2002.

    b. Labor and civil

    Include indemnity claims against the subsidiaries involving amounts of approximately R$6,010. Additionally, the subsidiaries are parties to a number of claims by employees in the amount approximately to R$1,778. Accrued amounts in the financial statements as of December 31, 2002 are based on the opinions of the subsidiaries' legal counsel.

16. SHAREHOLDERS' EQUITY

    a. Capital Stock

    As of December 31, 2002 and 2001, capital is composed of shares without par value, as follows:

                                             Number (thousands)
                                                  of shares
                                           -------------------------
             Common shares                               166,008,044
             Preferred shares                            313,436,995
                                                         -----------
                                                         479,445,039
                                                         ===========

    b. Dividends

       Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non cumulative minimum annual preferred dividends of 6% of social capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual preferred dividends of 6% of social capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is an available balance. Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

       In Extraordinary Administration Council Meeting, was proposed and authorized dividends payment, regarding to the year of 2001, to the preferred shareholder's, in the amount of R$11,979, equivalent to R$0.03822 per thousand of shares, which the effective payment was made in September 06, 2002.

     c. Special Reserve for Goodwill

     This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring.

     d. Legal Reserve

     The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

     e. Special Reserve for Expansion and Modernization

     This reserve was recognized to cover expansion and modernization of the installations and services of the subsidiaries. The approval for the recognition of this reserve was on March 9, 2001. Considering article 189 of the Brazilian Corporate Law, a portion of this reserve was absorbed by part of the net loss for 2002. In December 2001, another portion was absorbed to be distributed as part of dividends and prior-year adjustments generated by the recognition of liabilities related to the pension plan (see Note 24).

17. NET OPERATING REVENUE

                                                                Consolidated
                                                    ------------------------------------
                                                     December 31,          December 31,
                                                         2002                  2001
                                                    -------------         --------------
Monthly subscription charges                               48,563                 44,779
Usage charges                                             243,609                213,813
Charges for use outside the concession area                 6,805                  6,983
Additional charges per call                                24,931                 21,689
Interconnection                                           179,153                168,172
Usage charges - Ruralcel                                      696                    497
Additional services                                        12,253                 10,969
                                                    -------------         --------------
Gross operating revenue                                   516,010                466,902
Products sold                                              86,477                 47,115
                                                    -------------         --------------
                                                          602,487                514,017
Deductions from gross revenue                            (171,092)              (127,718)
                                                    -------------         --------------
Net operating revenue                                     431,395                386,299
                                                    =============         ==============

18. COST OF SERVICES AND SALES

                                                                Consolidated
                                                    ------------------------------------
                                                    December 31,            December 31,
                                                        2002                    2001
                                                    -------------         --------------

Personnel                                                   3,512                  3,293
Outside services                                           13,127                  7,672
Network connections                                        19,540                 18,269
Rent, insurance and building services fees                 17,550                 17,181
Interconnection (network usage charges)                    42,593                 37,390
FISTEL                                                     16,674                 17,779
Depreciation                                               79,682                 70,145
Products sold                                              48,506                 29,811
Other                                                         233                    228
                                                    -------------         --------------
Total                                                     241,417                201,768
                                                    =============         ==============

19. SELLING EXPENSES

                                                                  Consolidated
                                                        ----------------------------------
                                                        December 31,          December 31,
                                                            2002                  2001
                                                        ------------          ------------
Personnel                                                   17,293               11,644
Rent, insurance and building services fees                   2,874                2,587
Outside services                                            56,729               51,600
Depreciation                                                22,775               15,647
Allowance for doubtful accounts                             13,311               13,186
Other                                                        1,476                2,893
                                                          --------              -------
Total                                                      114,458               97,557
                                                          ========              =======

20. GENERAL AND ADMINISTRATIVE EXPENSES

                                                                        Company                         Consolidated
                                                            ------------------------------     -----------------------------
                                                             December 31,     December 31,     December 31,     December 31,
                                                                 2002             2001            2002             2001
                                                            -------------     ------------     ------------     ------------
Personnel                                                          345              493           13,171           16,858
Rent, insurance and building services fees                           -               19              859              858
Outside services                                                 2,362            2,495           27,160           28,587
Depreciation                                                         -                             5,997            5,066
Other                                                               65               38            4,306            4,176
                                                                ------           ------          -------          -------
Total                                                            2,772            3,045           51,493           55,545
                                                                ======           ======          =======          =======

21. FINANCIAL INCOME (EXPENSES), NET

                                                                       Company                         Consolidated
                                                            ------------------------------     -----------------------------
                                                             December 31,     December 31,     December 31,     December 31,
                                                                 2002             2001            2002             2001
                                                            -------------     ------------     ------------     ------------
Financial Income
    Hedge operations, net                                             -                 -           139,926            56,668
    Income from temporary cash investments                        1,583             2,155             7,870             9,534
    Other interest                                                1,132                 -             5,162             1,995
Financial Expenses
    Charges on financial transactions                               (97)              (26)          (22,763)          (27,721)
    Monetary/Exchange variations, net                              (114)           (1,020)         (157,319)          (64,587)
                                                               --------          --------          --------          --------
Total                                                             2,504             3,149           (27,124)          (24,111)
                                                               ========          ========          ========          ========

22. INCOME TAX AND SOCIAL CONTRIBUTION

      The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with accrual basis. Deferred taxes are attributable to temporary differences, as of
      Note 7. The composition of income tax and social contribution expense is as follows:

                                                      Company                         Consolidated
                                            ------------------------------     -----------------------------
                                             December 31,     December 31,     December 31,     December 31,
                                                 2002             2001            2002             2001
                                            -------------     ------------     ------------     ------------
Social contribution tax expense                     -                 -              (564)                 -
Income tax expense                                  -                 -            (1,739)                 -
Deferred social contribution tax                   33                22               659               (612)
Deferred income tax                                69                38             1,968             (1,875)
                                               ------            ------            ------             ------
Total                                             102                60               324             (2,487)
                                               ======            ======            ======             ======

      The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates of 34%:

                                                                          Company                         Consolidated
                                                               -------------------------------    ------------------------------
                                                                December 31,     December 31,      December 31,     December 31,
                                                                   2002              2001              2002             2001
                                                               -------------    --------------    -------------    -------------
Income (Loss) before taxes                                          (4,305)            5,960           (5,431)           8,507
Tax income (expense) at the official rate                            1,464            (2,026)           1,847           (2,892)
Permanent additions:
    Nondeductible expenses                                               -               (25)            (683)            (455)
    FINOR (Losses on investments)                                      (20)                -             (492)               -
    Equity pick-up                                                  (2,374)                -                -                -
Permanent exclusions:
    Equity pick-up                                                   1,056             2,111                -                -
    Other                                                              (24)                -               68              860
Other items

     PAT -- (Employee assistance program)                                -                 -                4                -
     Prior year adjustment - Income tax                                  -                 -             (420)               -
                                                                   -------            ------           ------          -------
Tax income (expense) in statements of income                           102                60              324           (2,487)
                                                                   =======            ======           ======          =======

23. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

     a. Risks considerations

     Tele Leste is the holding company of Telebahia and Telergipe's, which provide cellular communications services in the States of Bahia and Sergipe, respectively, under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

     The main market risks that Telebahia and Telergipe are exposed to on their activities are:

          . Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

          . Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).

          . Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and is related to potential losses on unfavorable movement on exchange rates.

           Credit Risk

     The credit risk related to telecommunications services rendered, is minimized by the control performed on costumer's basis and management of indebtedness by clear politics for concession of billed cellular handset. Tele Leste has 69% of its client basis participating on prepaid mode, which requires prepaid handset cards and not represent credit risk. Costumer's indebtedness represented 2.3% of gross revenue in 2002 and 2001.

     The credit risk related to cellular handsets sales is managed by the conservative politic on credit concession, through updated management methods, which involves the "credit scoring", technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to ERP software distribution system. Network distribution's indebtness represented just about 1.8% of cellular handsets sales during the year of 2002 (4.8% in 2001).

           Interest Rates Risk

     The Company has not carried out any derivative agreements to protect itself against this risk ("hedge"). However , the Company keeps monitoring market interest rates, with the objective of evaluating the settle of derivative agreements in order to protect itself against the risk of volatility of these rates.

           Exchange Rate Risk

     Telebahia and Telergipe have contracted derivative financial operations to protect themselves against exchange variations, due to foreign currency loans. The operations generally used by the subsidiaries are "swap" contracts.

     As of December 31, 2002, the Company's net exposure to exchange rate risk, at book and market values, is as follows:

                                                                --------------
                                                                 Thousand of
                                                                      US$
                                                                --------------
     Loans and financing                                            104,593
     Other liabilities in foreign currency                            6,754
     Hedge position (swaps)                                        (112,470)
                                                                   ---------
     Net exposure                                                    (1,123)
                                                                   ========

         b. Derivative operations

     Telebahia and Telergipe have recorded gain and losses on derivative contracts as "Financial income (expenses), net".

     The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

                                                             ------------------------------------------------
                                                              Book value    Market value       Gain (Loss)
                                                                                               Unrealized
                                                             -------------  ---------------------------------
     Loans and financing                                        (369,556)       (277,853)            91,703
     Other liabilities                                           (23,865)        (23,865)                 -
     Hedge asset position (exchange swap)                        397,391         350,647            (46,744)
                                                               ---------       ---------           --------
     Total                                                         3,970          48,929             44,959
                                                               =========       =========           ========

         c. Market value of financial instruments

           The market value of loans and financing, as well as "swaps" was stated, based on discounted cash flows, using available interest rate projections.

           The market values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The usage of different assumptions may mean fully the estimations.

24. PENSION PLANS

     The subsidiaries, together with other companies of the former Telebras System, sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS - A), resulting in a proposal for the restructuring of SISTEL's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

     Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

     Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in

      Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

      For the other 94% of the subsidiaries' employees, there is an individual defined contribution plan - Visao Celular Benefit Plan, established by SISTEL in August 2000. The Visao Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visao Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company's contributions to the Visao Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

      During 2002, the subsidiaries contributed the amount of R$3 (R$4 in 2001) to PBS Tele Leste Celular Plan and R$692 (R$584 in 2001) to Visao Celular Plan.

      As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. On December 31, 2002, the Company elected to recognize the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2002 and November 30, 2001, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in comparison with the plan's total liabilities.

      The situation of the plan is as follows:

                             Plan                             December 31,     December 31,
                                                                 2002              2001
      ---------------------------------------------------   --------------    -------------
      PBS Visao Telebahia / Telergipe                                 140              254
      PAMA Telebahia / Telergipe                                      261              426
                                                            --------------    -------------
      Total - consolidated                                            401              680
                                                            ==============    =============

      a) Reconciliation between Assets and Liabilities

                                                  December 31, 2002
                                         -------------------------------------
                                             PBS/Visao         PAMA     PBS-A
                                         Telebahia/Telergipe    (i)      (i)
                                         -------------------  -------  -------

      Total actuarial liabilities                      1,767      469   1,766
      Fair value of assets                             1,627      208   2,206
                                         -------------------  -------  -------
      Liabilities (assets) recognized
        in balance sheet, net                            140      261    (440)
                                         ===================  =======  =======


                                                  December 31, 2001
                                         ---------------------------------------
                                               PBS/Visao       PAMA      PBS-A
                                         Telebahia/Telergipe    (i)        (i)
                                         -------------------  -------  ---------

      Total actuarial liabilities                      1,498      628     1,723
      Fair value of assets                             1,244      202     1,858
                                         -------------------  -------  ---------
      Liabilities (assets) recognized in
          balance sheet, net                             254      426      (135)
                                         ===================  =======  =========

      (i) Refers to proportional participation of Telebahia and Telergipe in assets and liabilities of the multi-sponsored plan - PAMA and PBS-A.

      b)  Total expenses recognized on the statement of income.


                                December 31, 2002

                                         ----------------------------
                                              PBS/Visao
                                         Telebahia/Telergipe   PAMA
                                         -------------------  -------
       Cost of service                                   117        -
       Cost of interest                                  143       37
       Expected return on assets                        (144)     (11)
       Employees' contributions                           (1)       -
                                         -------------------  -------
                                                         115       26
                                         ===================  =======

     c)   Changes on the actuarial (assets) liabilities, net

                                                     December 31, 2002
                                                ----------------------------
                                                     PBS/Visao
                                                Telebahia/Telergipe    PAMA
                                                -------------------  -------
     Net liabilities as of December 31, 2001                    254      426
     Expenses in 2002                                           115       26
     Subsidiaries' contributions in 2002                        (96)      (1)
     Employees' contributions                                  (133)    (190)
                                                -------------------  -------
                                                                140      261
                                                ===================  =======

     d)   Changes on the actuarial liabilities

                                                                     December 31, 2002
                                                            ------------------------------------
                                                                 PBS/Visao        PAMA    PBS-A
                                                            Telebahia/Telergipe    (i)     (i)
                                                            -------------------  ------  -------
     Total actuarial liabilities as of December 31, 2001                  1,498     628    1,723
     Cost of service                                                        117       -        -
     Cost of interest                                                       143      37      188
     Benefits paid in the year                                              (43)    (17)    (145)
     Actuarial (Gain) losses of  the year                                    52    (179)       -
                                                            -------------------  ------  -------
     Actuarial Liabilities as of December 31, 2002                        1,767     469    1,766
                                                            ===================  ======  =======

     e)   Changes on the actuarial assets

                                                                     December 31, 2002
                                                            ------------------------------------
                                                                  PBS/Visao        PAMA   PBS-A
                                                            Telebahia/Telergipe    (i)    (i)
                                                            -------------------  ------  -------
     Fair value of plan assets as of  December 31, 2002                   1,244     202    1,858
     Benefits paid in the year                                              (43)    (17)    (145)
     Sponsors' contribution in the year                                      96       1        -
     Income from plan assets in the year                                    330      22      493
                                                            --------------------  -----  -------
     Fair value of plan assets as of December 31, 2002                    1,627     208    2,206
                                                            ====================  =====  =======

     f)   Actuarial Assumptions

                                                                           December 31, 2002 (*)
                                           ------------------------------------------------------------------------
                                                    PBS/Visao
                                               Telebahia/Telergipe              PAMA                   PBS-A
                                           ----------------------------   ------------------     ------------------
  Rate used for present value discount of
  actuarial liabilities                               10.24% p.a.               11.30% p.a.             11.30% p.a.
  Plan assets expected return rate                    10.24% p.a.               14.45% p.a.             14.45% p.a.
  Salary increase rate                                6.08% p.a.                 8.15% p.a.              8.15% p.a.
  Long term inflation rate                            4.00% p.a.                 5.00% p.a.              5.00% p.a.
  Medical cost increase rate                        Not applicable              10.62% p.a.          Not applicable
  Benefits increase rate                              4.00% p.a.                 5.00% p.a.              5.00% p.a.
  Mortality rate                                        GAM-71               UP84 with one            UP84 with one
                                                                             year severity            year severity
  Disability mortality rate                             RRB1944                    -                         -
  Disability rate                                       RRB1944                  Mercer              Not applicable
  % of married active participants on                     95%                      -                         -
  retirement date
  Number of  Plan active participants                      -                       -                         -
  Telebahia/Telergipe
  Number of  Plan assisted participants                    -                       14                        7
  Telebahia/Telergipe
  Number of  PBS Plan active participants                  4                       -
  Telebahia/Telergipe
  Number of Visao Plan active                              7                       -                         -
  participants Telebahia/Telergipe
  Number of PBS Plan active participants                  509                      -                         -
  Telebahia/Telergipe

                                                                         December 31, 2001 (*)
                                           ----------------------------------------------------------------------
                                                    PBS/Visao
                                               Telebahia/Telergipe               PAMA                 PBS-A
                                           ----------------------------   ------------------   ------------------
  Rate used for present value discount of
  actuarial liabilities                               6.00% p.a.               6.00% p.a.            6.00% p.a.
  Plan assets expected return rate                    6.00% p.a.               6.00% p.a.            9.00% p.a.
  Salary increase rate                                2.00% p.a.               2.00% p.a.            3.00% p.a.
  Medical cost increase rate                        Not applicable             4.00% p.a.        Not applicable
  Benefits increase rate                              0.00% p.a.               0.00% p.a.            0.00% p.a.
  Mortality rate                                        GAM-71                 GAM-71             UP84 with one
                                                                                                  year severity

  Disability mortality rate                             RRB1944                  -                      -
  Disability rate                                       RRB1944               RRB1944                Mercer
  % of married active participants on
  retirement date                                         95%                    -                      -
  Number of  assisted participants                         -                     -                      7
  Telebahia/Telergipe
  Number of  PBS Plan active participants
  Telebahia/Telergipe                                      5                     -
  Number of PBS Plan retired participants                  7                     -                      -
  Telebahia/Telergipe
  Number of Visao Plan retired                             7                     -                      -
  participants Telebahia/Telergipe
  Number of Visao Plan active                             469                    -                      -
  participants Telebahia/Telergipe
  Number of PAMA Plan retired                              -                     14                     -
  participants Telebahia/Telergipe
  Number of PAMA Plan dependents                           -                     27                     -
  participants Telebahia/Telergipe

(*) In 2002 was used nominal rate, while 2001 was adopted real rate.

25.  CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of December 31, 2002, are as follows:

                            Balances as of                                                           December 31,
                               spin-off           Partial spin-off            December 31, 2001          2002
                                            ------------------------------------------------------  --------------
                                 date        Telebahia    Telergipe     Company      Consolidated    Consolidated
                            --------------  -----------  -------------------------  --------------  --------------
Balance sheet:
    Goodwill - spun-off            376,316     (355,879)     (14,285)                      284,038         251,869
    Reserves - spun-off           (251,972)     238,282        9,571                      (191,069)       (169,837)
                            --------------  -----------  -----------                --------------  --------------
Net effect equivalent to
Tax credit from corporate
restructuring                      124,344      117,597        4,714                        92,969          82,032
                            ==============  ===========  ===========                ==============  ==============
Statements of income:
    Goodwill amortization                                                                   73,823          32,169
    Reversal of reserve                                                                    (48,723)        (21,232)
    Tax credit                                                                             (25,100)        (10,937)
                                                                                    --------------  --------------
Net effect on income                                                                             -               -
                                                                                    ==============  ==============

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$82,032 as of December 31, 2002 (R$92,969 as of December 31, 2001), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

Tax credit from corporate restructuring will be capitalized as realization happens. On December 31, 2002, the Company was waiting for the approval of the Management Council to capitalize the amount of R$980. Additionally R$28,854 and R$10,387 was recorded as tax credit on tax losses and negative basis of social contribution, respectively, due to not generating the respective tax benefit.

26.  ADMINISTRATOR FEE

During 2002, administrator fees in the amount of R$576 was recorded as expenses.

27.  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication -- These transactions involve the companies owned by same group, Telebahia Celular S.A., Telergipe Celular S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicacoes de Sao Paulo S.A. - Telesp, Celular CRT S.A, and Telefonica Servicios Moviles. These transactions were established based on contracts between Telebras and the operating concessionaires before privatization. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance -- The subsidiaries due to Telefonica Moviles S.A technical assistance by new services.

(c) Rendering of Services -- The following services are rendered by companies owned by the same group:

          . Corporate services centralized at Telerj Celular S.A. and Telefonica Gestao de Servicos Compartilhados do Brasil Ltda., transferred to other subsidiaries at costs effectively incurred.

          . Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.

          . Implementation and maintenance of profitability and cost control system by Telefonica Mobile Solution.

          . Services of implementation of facilities' security system rendered by Telefonica Engenharia.

     The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

                                                December 31,      December 31,
                                                    2002              2001
                                                --------------    --------------

   Current assets:
       Accounts receivable                                527               289
   Current liabilities:
         Technical Assistance                          23,865            11,318
       Accounts payable and accrued expenses            3,507             4,093
   Income (losses)
       Net operating revenue from services              9,293             7,189
       Cost of services rendered                        4,906             4,410
       Services rendered                                8,945             7,427
       General and administrative expenses             10,265            12,526


28. INSURANCE

The Company and Subsidiaries hold politics to monitor inherent risks on its operations. Therefore , as of December 31, 2002, the Company and Subsidiaries held insurance agreements to cover operational risks, loss of income, civil liabilities, heath etc. The Company and Subsidiaries administration understands that the insurance cover amount is enough to cover contingent losses. The main assets, responsibilities, or cover interest by insurance and the respective amount is shown bellow:

        Classification                    Covered amount
------------------------------------      ------------------------------
Operating risks                            US$568,166 thousands
General civil liabilities                   R$7,325
Vehicle fleet                               R$34,100


29. RECONCILIATION BETWEEN COMPANY NET INCOME AND CONSOLIDATES NET INCOME

As of December 31, 2002, the reconciliation between company net income and consolidated net income is as follows:

                                                                   Consolidated
                                                                   ------------

Company net loss                                                         (4,203)
Interest on capital and reverted dividends on subsidiaries                 (488)
Donation of equipments received from subsidiaries                          (416)
                                                                   ------------
Consolidated net loss                                                    (5,107)
                                                                   ============

30. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

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                                                                              56

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TELE LESTE CELLULAR HOLDING COMPANY

Date:  February 17, 2003.            By:    /s/ Charles E. Allen
                                           -------------------------------------
                                           Name:  Charles E. Allen
                                           Title: Investor Relations Director